Exhibit 7

Translation from the Hebrew

AGREEMENT

Made and entered into at Tel Aviv on the
12th day of the month of December in the year 2010

BY AND BETWEEN:	Greenstone Industries Ltd.
public company no. 52-003134-5
of 21 Ha’arba’ah Street, Platinum House
Tel Aviv 64739
(hereinafter, “Greenstone”, the “Purchaser”)
of the first part

AND:	A. O. Tzidon (1999) Ltd.
a company fully held by Aviv Tzidon
private company no. 512720855
of 12 Zlotzisti Street, apartment 50
Tel Aviv
(hereinafter, “A. O. Tzidon”)
of the second part

AND:	Mr. Aviv Tzidon,
I.D. no. 54502422
of 12 Zlotzisti Street, apartment 50
Tel Aviv
(hereinafter, “Aviv Tzidon”)

of the third part; (hereinafter, the “Parties”) (Aviv Tzidon and A.O. Tzidon shall hereinafter be jointly and severally referred to as the “Seller”)

WHEREAS
on the date of execution of this Agreement Aviv Tzidon holds 1,000,000 ordinary shares of NIS 1 nominal value each constituting approximately 0.85% of the voting rights and issued and paid up share capital (without the effect of the Treasury Stock) in RVB Holdings Ltd., an Israeli public company (public company no. 520043621), whose shares are listed for trading on the OTC Bulletin Board (hereinafter, “Aviv Tzidon’s Shares”, “RVB” and “OTCBB”, respectively); and

WHEREAS
on the date of execution of this Agreement Chun Holdings Limited Partnership, a limited partnership, whose general partner is Chun Holdings Ltd., an Israeli private company jointly held by Aviv Tzidon (50%) and Portel Marketing S.A. (50%) (hereinafter,  CHUN LP” and “Portel”, respectively) and whose limited partners, in equal shares, are Aviv Tzidon and Portel, holds 58,142,608 shares in RVB constituting approximately 49.29% of the voting rights and issued and paid up share capital (without the effect of the Treasury Stock) in RVB (hereinafter, the “Controlling Shares”); and

WHEREAS
on September 8, 2010 Portel, Aviv Tzidon and CHUN LP signed an agreement under which CHUN LP granted Aviv Tzidon (or a company under his control) an option to acquire the Controlling Shares (hereinafter, the “CHUN Option Agreement”); and

WHEREAS
subject to the terms of this Agreement, Greenstone is interested in providing the Seller and the Seller is interested in obtaining from Greenstone a loan in a total amount of 12.5 Million United States Dollars, which may increase to 13.6 Million United States Dollars, against the securities to be provided as set forth below, all pursuant and subject to the provisions of this Agreement (hereinafter, the “Loan”); and

WHEREAS	the Seller intends to exercise the CHUN Option and acquire the Controlling Shares concomitantly upon the provision of the Loan; and

WHEREAS	the Seller is interested in granting a call option to Greenstone to acquire from it shares in RVB under the terms set forth in this Agreement (hereinafter, the “Greenstone Option”); and

WHEREAS	the Parties wish to regulate in this Agreement the nature and terms of the Loan, the Greenstone Option and acquisition of the Shares Sold, all as set forth in this Agreement.

Now therefore the parties hereto agree as follows:

1.	Preamble

1.1	The Preamble to this Agreement constitutes an integral part hereof.

1.2	The section headings are for the sake of convenience only and shall not affect the interpretation of the Agreement.

1.3	The terms in this Agreement shall have the meaning set forth alongside each term below:

The “Agreement” or this “Agreement”	This Agreement, including any accompanying Appendices
The “Debenture” -	As stated in Section 2.5.4 below.
“Business Day” -	A day on which most of the banks in Israel are open to the general public
The “Loan” -	As defined in Section 2 below.
The “Date of Provision of the Loan” -	As defined in Section 2.7 below.
“Payment Date”	As defined in Section 2.3.1 below.
“RVB Share” -	An ordinary share of NIS 1 nominal value in RVB.
“A.O. Tzidon Share” -	An ordinary share of NIS 1 nominal value in A.O. Tzidon.
“Treasury Stock” -	930,000 RVB Shares held by RVB itself.
“Encumbered RVB Shares” -
Aviv Tzidon’s shares and the Controlling Shares jointly, viz., 59,142,608 RVB Shares constituting jointly 50.14% of the voting rights in RVB and of its issued and paid up share capital (without the effect of the Treasury Stock).

“Encumbered A.O. Tzidon Shares” -	Aviv Tzidon’s shares in A.O. Tzidon, viz., 100 ordinary shares constituting 100% of the issued and paid up share capital in A.O. Tzidon.
The “Encumbered Assets” -	All the assets set forth in Section 2.5, including the Encumbered RVB Shares and the Encumbered A.O. Tzidon Shares.

2.	The Loan

2.1	Loan Principal

Greenstone undertakes to provide the Seller, jointly and severally, on the Date of Provision of the Loan, with a Loan in the total amount of 12,500,000 United States Dollars, which may increase to the sum of 13,600,000 United States Dollars, as stated in Section 2.9 below (hereinafter, the “Loan Principal”) until the Payment Date. At the request of the Seller, the Loan amount will be transferred to A.O. Tzidon by means of the Trustee, as defined below. It should be clarified that the Seller’s undertakings to repay the Loan are joint and several.

2.2           Interest

The Loan Principal shall bear annual interest at the rate of 5% commencing on the Date of Provision of the Loan until the date of actual payment of the Loan (hereinafter, the “Interest”).

(The Loan Principal and the Interest, including Arrearage Interest, shall hereinafter be jointly referred to as the “Loan”).

2.3           Payment Date

2.3.1
The Loan shall be paid in full upon the expiration of two (2) months after the date of Greenstone’s notice on the non-exercise of the Greenstone Option (hereinafter, the “Payment Date”). In the event the Payment Date falls on a day which is not a Business Day, this date shall be postponed until the first Business Day thereafter.

2.3.2
Payment of the Loan shall be performed by means of a bank transfer to Greenstone’s bank account, details of which shall be delivered to the Seller at least three Business Days prior to the Payment Date.

2.3.3
Notwithstanding the provisions of Sections 2.3.1 and 2.3.2 above, if Greenstone exercises the Greenstone Option and the Option Shares, as this term is defined in Section 3 below, are registered in its name, the Loan shall be deemed to have been paid in full from the Closing Date, as defined in Section 3.2 below, against a set off of the Loan amount from the Exercise Price in respect of the Option Shares, as stated in Section 3.5 below.

2.4	Arrearage Interest

If the Loan is not paid by the Payment Date or if one of the grounds for immediate payment as set forth in Section 2.6 below has been satisfied and the Loan is not paid by the Seller within 3 Business Days, then without derogating from all the Seller’s undertakings under this Agreement, arrearage interest shall be added to the Loan. The rate of arrearage interest shall be on an annual basis of 10% (hereinafter, the “Arrearage Interest”). Arrearage Interest shall be calculated on a daily basis, starting on the date determined for performance of payment until the date of actual payment. It is hereby clarified that Interest and Arrearage Interest shall not apply to the Loan at the same time.

2.5	Securities

2.5.1
The following liens shall serve to secure full and final payment of the Loan (including interest and Arrearage Interest), which shall be limited to the Loan amount and the expenses in connection with provision and payment thereof (including expenses in connection with the procedures for rendering the Loan immediately due and payable and such realization of the lien, and including legal expenses):

2.5.1.1
A fixed and floating first lien on the Encumbered RVB Shares, viz., 59,142,608 RVB Shares, including all profits deriving from these Shares, which shall be registered in favor of Greenstone as collateral.

2.5.1.2
A fixed and floating first lien on the Encumbered A.O. Tzidon Shares, viz., 100 A.O. Tzidon Shares constituting 100% of the issued share capital of A.O. Tzidon, including all profits deriving from these Shares, which shall be registered in favor of Greenstone as collateral.

The lien on the Encumbered Shares shall also apply to any incidental rights and/or rights deriving from the Encumbered Shares, including: (a) any dividends to be distributed in cash or money’s worth for the Encumbered RVB Shares and the Encumbered A.O. Tzidon Shares; (b) any shares due or issued from time to time in respect of or in lieu of the Encumbered RVB Shares and the Encumbered A.O. Tzidon Shares (hereinafter in this Section 2.5, the “Other Shares”), in whole or in part, and any rights, options, monies and/or assets due or issued in lieu of the Encumbered RVB Shares and/or the Encumbered A.O. Tzidon Shares in respect of or by virtue of the Encumbered RVB Shares and/or A.O. Tzidon Shares and/or the Other Shares as bonus shares, priority or other rights; and (c) any rights in and/or vis-a-vis RVB and A.O. Tzidon and/or vis-à-vis other shareholders therein which the law and/or the Articles of Association of RVB and of A.O. Tzidon and/or any other agreement, if any, grants and shall grant from time to time to the Seller for and/or by virtue of the Encumbered RVB Shares and/or the Encumbered A.O. Tzidon Shares and/or the Other Shares; (hereinafter jointly referred to in this Section 2.5 as the “Encumbered Rights”). Notwithstanding the above, it should be clarified that in relation to subsection (a) above, the provisions of Section 6.1.4 below shall apply.

The Encumbered RVB Shares, the Encumbered A.O. Tzidon Shares, the Other Shares and the Encumbered Rights shall heretofore and hereinafter be referred to as the “Encumbered Assets”.

2.5.2
The Encumbered Assets shall be encumbered in favor of Greenstone by means of the Debenture attached as Appendix 2.5.2 of this Agreement, pursuant and subject to the provisions determined in the Debenture. In the event of any contradiction between the provisions of the Debenture and this Agreement, the provisions of this Agreement shall prevail.

2.5.3
In addition to the lien mentioned in Sections 2.5.1 and 2.5.2 above, the Encumbered RVB Shares and the Encumbered A.O. Tzidon Shares shall be transferred into the name of Yigal Arnon & Co. – Trust Company Ltd., which shall hold them in trust (hereinafter, the “Trustee”) and shall deliver the Trustee a true copy of the original register of shareholders of A.O. Tzidon as well as a certificate from the entity administering the register of shareholders of RVB (American Stock Transfer) according to which the Encumbered Shares were registered in the Trustee’s name.

The Trustee shall hold the Encumbered Assets pursuant to the trust instructions attached as Appendix 2.5.3A of this Agreement. It is hereby agreed, without derogating from any right available to Greenstone under this Agreement or under the provisions of any law, that in the event the Seller fails to pay the Loan within 7 Business Days of the date on which it was rendered for payment, Greenstone may notify the Trustee to transfer the Encumbered Assets to it and in its name, in such manner that Greenstone becomes the owner of the Encumbered Assets. In the event that the value of the Encumbered Assets is insufficient to pay the Loan in full, Greenstone shall approach Aviv Tzidon for the purpose of payment of the Loan balance. It is agreed that in the event Greenstone is entitled to realize the collateral, Greenstone shall first request payment of the Loan by receipt of the Encumbered Shares and only thereafter shall it approach Aviv Tzidon, as stated above. Furthermore, the Seller undertakes to sign any document required for the purpose of transfer of the Encumbered Assets as aforesaid and it shall grant Greenstone a power of attorney to act in its name for the purpose of signing any such document.

2.5.4
The Debenture, the lien particulars form for the purpose of the lien on the Encumbered Rights, the Encumbered Shares and the incidental rights are attached herewith as Appendix 2.5.4 of this Agreement.

2.5.5
If on any date whatsoever up to full payment of the Loan, the Encumbered RVB Shares and/or the Encumbered A.O. Tzidon Shares grant any rights whatsoever to acquire additional shares and/or other additional rights in RVB and/or A.O. Tzidon, as the case may be, Greenstone may instruct the Trustee to utilize these rights, subject to provision of the amounts required for the purpose of utilizing such rights (the shares to be acquired in consequence of utilization of such rights together with additional securities to be received in consequence thereof, if any, shall hereinafter be referred to as the “Additional Shares”), and in such case, the aforesaid amounts shall be deemed part of the Loan which shall accumulate Interest pursuant to the provisions of Section 2.2 above and the provisions of Sections 2.5.1 to 2.5.5 above shall apply to the Additional Shares, for all intents and purposes.

2.5.6	It should be clarified that granting the collateral as stated in this Section 2.5 shall not derogate from the undertakings of the Seller to pay the Loan.

2.5.7
Greenstone shall deposit with the Trustee all the documents required to remove all the liens registered in its favor as stated in this Section 2.5, and upon full payment of the Loan, the Trustee may delete the liens, all subject to the trust instructions.

2.6	Immediate Repayment

2.6.1	Greenstone may demand the immediate repayment of the Loan and/or realize the securities set forth in Section 2.5 above, in each of the following events:

2.6.1.1	If the Seller failed to pay the Loan on the date determined for payment thereof.

2.6.1.2	If it becomes apparent that the Seller’s representations set forth in Sections 5.5, 5.7, 5.10, 5.11 and 5.21 are incorrect or inaccurate in a manner significantly harming Greenstone.

2.6.1.3
If there is a reasonable suspicion that a transaction is about to be performed with RVB which is likely to cause a decline and/or significant harm to the value of the Encumbered Assets, excluding a distribution of a dividend pursuant to the provisions of Section 6.1.4 below, and after the Seller failed to remove such suspicion within one Business Day after Greenstone warned it thereof in writing.

2.6.1.4
If a permanent liquidator was appointed for RVB by the court or a temporary liquidator was appointed for RVB by the court, or if a winding up order was granted, including a temporary winding up order for RVB and the appointment of the temporary liquidator or such temporary order were not cancelled upon the expiration of 30 days from the date of its commencement, or if a resolution was adopted by RVB for the winding up of RVB or if RVB submits a motion to court to reach a settlement with its creditors pursuant to Section 350 of the Companies Law, 5759-1999, or if, at the application of RVB, an order was given for a stay of proceedings under this Section, or if, at the application of any other person an order was granted for a stay of proceedings and the order was not cancelled within 30 days of the imposition of the order.

2.6.1.5	RVB shall be liquidated or deleted for any reason whatsoever.

2.6.1.6	A permanent receiver shall be appointed for RVB or RVBs significant assets and the appointment is not cancelled upon the expiration of 30 days of the date of its commencement.

2.6.1.7	If any bailiff’s office act is performed against a significant asset of RVB, and the act is not cancelled within 30 days.

2.6.1.8	In the event that any of the acts set forth in Section 6 below were performed, except for the distribution of a dividend pursuant to the provisions of Section 6.1.4 below.

In the event of the occurrence one of the events set forth in Section 2.6.1 above and the Seller fails to remedy the breach or perform the aforesaid condition within 14 Business Days after Greenstone warned it thereof in writing, Greenstone may render the Loan immediately payable and/or act to realize all or any of the securities set forth in Section 2.5 above, at its sole discretion, and the Seller agrees in advance that it shall not have any right to oppose the realization of the securities and transfer of the aforesaid Encumbered Assets, subject to Greenstone having acted pursuant to the provisions of this Agreement. Notwithstanding the above, in the event of reasonable suspicion that granting such notice is likely to prejudice Greenstone’s rights and/or the value of the Encumbered Assets, Greenstone may act to render the Loan immediately payable and/or realize the securities upon 3 Business Days’ notice. It should be clarified that if one of the grounds for immediate payment as set forth in Section 2.6.1 was satisfied and the Loan is not paid by the Seller within 3 Business Days, then without derogating from any of the Seller’s undertakings under this Agreement, Arrearage Interest as set forth in Section 2.4 above shall be added to the Loan (including the Interest in respect thereof).

Notwithstanding the above, where the event in respect of which Greenstone was given a right to act to realize the securities is the event as set forth in Section 2.6.1.1 above, viz., on account of the Seller failing to pay the Loan on the date set for payment thereof, and the Seller up to that time deposited with the Trustee RVB Shares in an amount constituting a rate of 65% of the voting rights and the issued and paid up share capital of RVB (without the effect of the Treasury Stock) or in addition to the Encumbered RVB Shares the Seller holds additional RVB Shares in such manner that the total of such shares constitutes the rate of 65% of the voting rights and issued and paid up share capital of RVB (without the effect of the Treasury Stock) - then Greenstone shall not act to realize the securities prior to the expiration of one month from the date of non-payment of the aforesaid Loan.

2.6.2	All expenses incurred by Greenstone in respect of realization of all or part of the Encumbered Assets shall be joined to the Seller’s debt vis-à-vis Greenstone.

2.7	Provision of the Loan

2.7.1	The Loan shall be provided to the Seller within 5 Business Days of the date of execution of this Agreement (heretofore and hereinafter, the “Date of Provision of the Loan”).

2.7.2	On the Date of Provision of the Loan, the following acts shall be carried out simultaneously:

2.7.2.1
Greenstone shall transfer the Loan amount to the Trustee by a bank transfer to the bank account whose details shall be delivered in writing to Greenstone at least 2 Business Days prior to the Date of Provision of the Loan.

2.7.2.2
The Seller shall transfer to the Trustee the Encumbered RVB Shares and the Encumbered A.O. Tzidon Shares, and shall also deliver to the Trustee, with a copy to Greenstone, a true copy of the original register of shareholders of A.O. Tzidon and a certificate from the entity administering the register of shareholders of RVB (American Stock Transfer) according to which the Encumbered Shares were registered in the Trustee’s name. Furthermore, the Seller shall transfer to Greenstone the signed Debentures, deed of pledge and the form of the liens particulars in the form attached as Appendix 2.5.4.

2.7.2.3	The Seller shall transfer to the Trustee a resolution of the Board of Directors of A.O. Tzidon confirming the transfer of the A.O. Tzidon Shares to the Trustee.

2.7.3
Dates of Registration of Liens – the Seller undertakes that within two Business Days after the Provision of the Loan, it shall furnish the Registrar of Companies (in relation to the Controlling Shares) and the Registrar of Pledges (in relation to the Aviv Tzidon Shares and the A.O. Tzidon Shares) the documents required for the purpose of creating all the liens set forth in Section 2.5 and shall furnish Greenstone with a copy of all the documents sent to the Registrar of Companies / Registrar of Pledges for the purpose of registration of the liens set forth in Section 2.5 above, stamped with the “RECEIVED” stamp of the Registrar of Companies / Registrar of Pledges.

The Seller undertakes to furnish Greenstone, within ten (10) Business Days and in any event no later than twenty-one (21) days after the date of creation of the lien set forth in Section 2.5 above, with: (a) the original lien certificate registered in respect of the lien set forth in Section 2.5 above; (b) an opinion from the attorneys, in the form attached as Appendix 2.7.3 of this Agreement.

2.7.4	Without derogating from the Seller’s undertakings to act as stated above, Greenstone has authority to act to register the liens set forth in Section 2.5 above, by itself.

2.8	Additional Undertakings

The Seller hereby declares and undertakes in relation to the securities provided by it, as set forth in Section 2.5 above, as follows:

The representations and undertakings shall apply from the Date of Provision of the Loan until full and final payment of the Loan.

2.8.1	Not to encumber or pledge in any manner or by any means, all or part of the Encumbered Assets, without obtaining Greenstone’s prior written consent.

2.8.2
Not to sell, deliver, transfer or assign in any manner whatsoever, and not to undertake to sell, deliver, transfer or assign in any manner whatsoever (either for consideration or gratuitously) all or part of the Encumbered Assets to any other or others, without obtaining Greenstone’s prior written consent.

2.8.3
To immediately notify Greenstone of any event (if it is aware of any) granting Greenstone a right to immediate payment as stated in Section 2.6 above, and also to notify in the event of any imposition of an attachment on the Encumbered Assets and/or a claim of any right whatsoever over the Encumbered Assets and/or any bailiff’s office proceedings and/or other proceedings to enforce all or part of the Encumbered Assets. To immediately notify of the lien to the third party which attached or filed a claim of right or initiated any bailiff’s office act or other such lien enforcement proceedings, and to immediately initiate without delay, at its expense, any measures to cancel the attachment, the claim of right, bailiff’s office proceedings or lien enforcement proceedings, as the case may be.

2.8.4
To notify Greenstone immediately upon becoming aware of any motion filed for the winding up of RVB’s and/or A.O. Tzidon’s business or the receivership of all or part of their assets and/or the appointment of a receiver (temporary or permanent) and/or special manager (temporary or permanent) and/or a liquidator (temporary or permanent), directly and/or indirectly.

2.8.5
The Seller is aware that its above declarations and undertakings are a preliminary and essential condition for the lender’s entering into this Agreement, and without them Greenstone would not have entered into this Agreement with them.

2.9	Increasing the Loan Amount

If, during the Option Period, as defined below (and as long as no notice has been delivered on the non-exercise of the Option) the Seller shall acquire additional shares in RVB in such manner that together with the Encumbered RVB Shares these shares shall constitute 57.5% of the voting rights and issued share capital of RVB (without the effect of the Treasury Shares) on the date of provision of the additional amount (hereinafter, the “Additional Shares”), and shall encumber these shares in favor of Greenstone, pursuant to the provisions of Section 2.5 above, Greenstone shall increase the Loan amount by a further amount of 1,100,000 United States Dollars (hereinafter, the “Additional Amount”). The Additional Amount shall be regarded as part of the Loan for all intents and purposes and the Additional Shares shall be regarded as part of the Encumbered RVB shares for all intents and purposes and the provisions of Section 2 above shall apply in respect thereof. Without derogating from the generality of the above, the Seller shall notify Greenstone at least 3 Business Days prior to the date on which it wishes to receive the Additional Amount and the Additional Amount shall be provided to it pursuant to the provisions of Section 2.7 above, mutatis mutandis.

3.	Call Option

3.1
In the course of the period commencing on the Date of Provision of the Loan and terminating upon the expiration of 90 days after such date (hereinafter, the “Option Period”) Greenstone is granted the Greenstone Option, according to which Greenstone may acquire, to the extent that notice of exercise is given up to the expiration of the Option Period, from the Seller a quantity of the RVB Shares constituting on the date of exercise of the Option, a rate of the voting rights and issued and paid up share capital (without the effect of the Treasury Shares) of RVB not falling below the rate of 50.14% and shall not exceed the rate of 65% of the voting rights and issued and paid up share capital of RVB on the Closing Date (without the effect of the Treasury Shares) (hereinafter, the “Option Shares”) and the Seller shall be obligated to sell to Greenstone the Option Shares in consideration for the Exercise Price, as defined in Section 3.4 below. The quantity of shares to be sold within the scope of the Greenstone Option shall be determined by the Seller, at its sole discretion, provided that the quantity of such Option Shares shall not fall below and shall not exceed the rate set forth above (hereinafter, the “Rate of RVB Shares to be Acquired”).

3.2
The Option shall only be exercisable in the course of the Option Period once for all the Option Shares. Exercise of the Option shall be performed by means of written notice (hereinafter, the “Exercise Notice”) which shall be delivered to the Seller in the course of the Option Period. Where such Exercise Notice has been given, the closing of the Option Shares acquisition shall be performed 3 Business Days after the date of giving the Exercise Notice, or any other date to be determined by the parties upon consent (hereinafter, the “Closing Date”).

To the extent that no written notice was given by Greenstone on non-exercise of the Greenstone Option up to the expiration of the Option Period, Greenstone shall be deemed to have given notice on non-exercise of the Greenstone Option on the expiration date of the Option Period.

3.3	Immediately prior to giving the Exercise Notice, the Seller shall deliver Greenstone a notice on the number of RVB Shares that are to be acquired under the Option (hereinafter, the “Shares Sold”).

On the Closing Date, in addition to the Shares Sold, Aviv Tzidon shall also transfer to Greenstone, gratuitously, the 1,800,000 Options in his possession for the acquisition of the 1,800,000 RVB Shares (hereinafter, the “Options”), unless it exercised these Options prior to the date of giving the Exercise Notice, subject to the following provisions.

Furthermore, Aviv Tzidon undertakes not to exercise the Options unless all the 3,000,000 other warrants existing in the Company were realized prior to the date of exercise of the Options, as set forth in Appendix 5.3 of this Agreement.

3.4
The consideration for the Shares Sold shall be calculated at a rate equal to the rate of the Shares Sold out of the total voting rights and issued and paid up share capital (without the effect of the Treasury Stock) in RVB on the Closing Date out of the total cash to be in RVB’s coffers on the Closing Date with a deduction of the liabilities RVB shall have on the Closing Date, with an additional amount of 1 Million United States Dollars (hereinafter, the “Exercise Price”). For the purpose of calculating the consideration on the Closing Date, the liabilities RVB shall have on the Closing Date shall be calculated according to the Trial Balance, as defined in Section 3.6.3 below.

For the sake of example only, if the rate of the Shares Sold acquired constitutes 58% of the voting rights and issued and paid up share capital (without the effect of the Treasury Stock) in RVB on the Closing Date, the total cash in RVB’s coffers on the Closing Date is 31,700,000 United States Dollars, and the total liabilities which RVB shall have on the Closing Date is 200,000 United States Dollars, the Exercise Price shall be the sum of 19,270,000 United States Dollars:

([0.58* (31,700,000-200,000])+1,000,000).

3.5
The Loan on the Closing Date shall be set off against the Exercise Price in such manner that the Loan amount shall be regarded as payment on account of the Exercise Price (the Exercise Price with a deduction of the Loan amount shall hereinafter be referred to as the “Balance of the Exercise Price”).

3.6	On the Closing Date the following acts shall be performed simultaneously:

3.6.1	The Loan shall be set off from the Exercise Price, as stated in Section 3.5 above.

3.6.2	Greenstone shall pay the Seller the Balance of the Exercise Price.

3.6.3
The Seller shall furnish Greenstone with a RVB’s Trial Balance as of the Closing Date (heretofore and hereinafter, the “Trial Balance”). The Trial Balance shall also include RVB’s liabilities to third parties, including contributions to contingent liabilities.

3.6.4
The Seller shall furnish Greenstone with printouts of RVB’s bank accounts as of the Closing Date, attesting that the balances in these accounts are no less than 31.5 Million United States Dollars. Furthermore, at the request of Greenstone, the Seller shall enable Greenstone to verify directly with the banks where RVB’s accounts are being managed, the aforesaid balances.

3.6.5
The Encumbered RVB Shares shall be transferred by the Trustee to Greenstone and/or to anyone Greenstone shall instruct in writing. An additional number of Greenstone Shares, constituting together with the Encumbered Shares the entire quantity of Shares Sold shall be transferred by the Seller to Greenstone. The Shares Sold shall be transferred to Greenstone free and clear of any attachment, lien and/or third party right whatsoever, free of any lock-up and freely transferable. Furthermore, Greenstone shall deliver a share transfer deed in respect of the Shares Sold together with transfer certificates in respect thereof and a certificate from the entity managing the register of shareholders of RVB (American Stock Transfer) according to which the Shares Sold were registered in Greenstone’s name.

3.6.6	The Encumbered A.O. Tzidon Shares shall be transferred by the Trustee to Aviv Tzidon and/or any person Aviv Tzidon shall instruct in writing.

3.6.7
The Seller shall furnish Greenstone with a resolution from RVB’s Board of Directors to add to the Board of Directors of the company the number of new directors to be appointed commencing on the Closing Date whose number and identity shall be delivered in writing by Greenstone to the company at least 3 Business Days prior to the Closing Date, subject to the signature by such new directors on a declaration required under law for the purpose of their appointment.

3.6.8
The Seller shall furnish Greenstone with notices under law on the resignation from the Board of Directors of the company of all directors serving in office at RVB (excluding external directors and Mr. Nir Dor) in respect of which Greenstones notified in writing to the Seller at least three Business Days prior to the Closing Date that it wishes their term of office at the company to terminate from the Closing Date (hereinafter, jointly referred to as the “Resigning Directors”).

3.7
The Seller hereby undertakes that throughout the Option Period the Encumbered RVB Shares shall be free of any attachment, lien and/or third party right whatsoever, excluding the lien in favor of Greenstone, and not to make any disposition with these shares, except as set forth in this Agreement.

4.	The Purchaser’s Declarations and Undertakings

The Purchaser declares and undertakes to the Seller as follows:

4.1	The Purchaser has the capacity and financial means to meet all its undertakings under this Agreement.

4.2
The Purchaser is under no prohibition and/or restriction and/or impediment whatsoever, either under the provisions of any law or under agreement, to enter into this Agreement and performance of its undertakings under this Agreement and the Purchaser’s entering into and performance of this Agreement does not and shall not constitute a breach of any undertaking whatsoever of the Purchaser.

4.3
As of the date of execution of this Agreement, the Purchaser declares and undertakes to the Seller that all the approvals required were obtained by the competent organs of the Purchaser for its entering into the transaction forming the subject matter of this Agreement.

4.4
As of the date of execution of this Agreement the Purchaser declares and undertakes to the Seller that approval of Bank Leumi Leisrael Ltd. was obtained and any other approval from any third party required, if any, for entering into the transaction forming the subject matter of this Agreement.

The Purchaser and its consultants obtained from the Seller all the documents and information they requested and performed due diligence investigations to their satisfaction in connection with RVB and the Encumbered Assets. The aforesaid shall not derogate from the representations and undertakings of the Seller stated in Section 5 below.

4.5	All the Purchaser’s representations, declarations and undertakings under the provisions of this Section 4 shall be correct and remain in force also on the Date of Provision of the Loan.

5.	The Seller’s Declarations and Undertakings

The Seller hereby declares and undertakes to Greenstone as follows:

5.1	RVB was duly incorporated in Israel. True copies of RVB’s Memorandum and Articles of Association, including resolutions on the amendment thereof, are attached to this Agreement as Appendix 5.1.

5.2
As of the date of execution of this Agreement, RVB’s registered share capital is NIS 400,000,000 divided into 400,000,000 shares of RVB and the issued and paid up share capital of RVB, without the effect of 930,000 Treasury Stock held by RVB, totals a sum of NIS 117,970,535, divided into 117,970,535 ordinary shares.

5.3
A table setting forth the issued capital of RVB, the holdings of the shareholders in the issued capital and all the securities convertible into RVB shares is attached as Appendix 5.3 of this Agreement. Except as set forth in Appendix 5.3, no person whatsoever (including any of the employees, directors, managers and officers or shareholders of RVB) were given options or undertakings of any kind whatsoever (including debentures or loans convertible into shares or securities) granting a right to receive or acquire shares or other securities of RVB.

5.4
RVB Shares are traded on OTCBB. RVB is in compliance with all the rules applying to it in relation to the aforesaid listing of its shares on OTCBB and no notice was received by RVB on the suspension, cancellation or termination of the listing of RVB’s shares on OTCBB.

5.5
Aviv Tzidon holds 1,000,000 shares in RVB constituting 0.85% of the voting rights and issued and paid up share capital (without the effect of the Treasury Stock) of RVB, and is the sole registered owner of these shares. Aviv Tzidon holds 1,800,000 options to acquire 1,800,000 shares of RVB at an Exercise Price cost of 0.18 United States Dollars per share and is the sole owner of these options. There is no impediment to the transfer of these options to Greenstone.

5.6
On the date of execution of this Agreement CHUN holds 58,142,608 shares in RVB constituting 49.29% of the voting rights and issued and paid up share capital (without the effect of the Treasury Stock) in RVB and is the sole registered owner of these shares.

5.7
On September 8, 2010 the CHUN Option Agreement was executed and on the Date of Provision of the Loan the Seller undertakes to exercise the CHUN Option. Upon the provision of the Loan, the Seller shall hold 59,142,608 ordinary shares, constituting 50.14% of the voting rights and issued and paid up share capital (without the effect of the Treasury Stock) in RVB, and shall be the sole registered owners of these shares.

5.8
A.O. Tzidon was duly incorporated in Israel. True copies of the Memorandum and Articles of Association of A.O. Tzidon, including resolutions on the amendment thereof, are attached to this Agreement as Appendix 5.8.

5.9
As of the date of execution of this Agreement, the registered share capital of A.O. Tzidon is NIS 36,000 divided into 36,000 ordinary shares of NIS 1.00 nominal value each, and the issued and paid up share capital of A.O. Tzidon totals a sum of NIS 100 divided into 100 ordinary shares.

5.10
As of the date of execution of this Agreement, 99% of the issued share capital of A.O. Tzidon is held by Aviv Tzidon. Aviv Tzidon undertakes to acquire the Additional Share in A.O. Tzidon, by the Date of Provision of the Loan, in such manner that on the Date of Provision of the Loan Aviv Tzidon shall hold the entire issued and paid up share capital of A.O. Tzidon, and shall be the sole registered owner of these shares. No person whatsoever was given any options or undertakings of any kind whatsoever (including debentures or loans convertible into shares or securities) granting a right to receive or acquire shares or other securities of A.O. Tzidon.

5.11
The Encumbered RVB Shares and the Encumbered A.O. Tzidon Shares, on the date of encumbrance thereof, as stated in Section 2.5.1 above, shall be free and clear of any attachment, lien and/or third party right whatsoever, free of any lock-up and freely transferable, except the lien in favor of Greenstone. The Shares Sold shall on the Closing Date be free and clear of any attachment, lien and/or third party right whatsoever, as well as free of any lock-up and freely transferable.

5.12
There is no restriction, impediment or condition under the provisions of any law and/or pursuant to the documents of incorporation applying to the Seller, to entering into and performance of this Agreement, including in relation to the lien of the Encumbered Assets by the Seller and/or realization of the lien thereon, and the Seller obtained all the consents and approvals required to enter into this Agreement and create the liens under this Agreement, including all approvals required by the competent organs of the Seller.

5.13
The Seller is under no prohibition and/or restriction and/or impediment whatsoever, either under the provisions of any law or under agreement, to the taking of the Loan, grant of the Greenstone Option, sale of the option shares and performance of its undertakings under this Agreement and its entering into and performance of this Agreement do not and shall not constitute any breach of any of its undertakings whatsoever and/or those of RVB, including under the provisions of any law and/or a breach of any other agreement to which such entities are a party.

5.14
All RVB’s reports to the U.S. Securities and Exchange Commission, as reported on the Edgar database (hereinafter, “SEC” and “Edgar”, respectively) fully and properly reflect the state of the company as of the date of filing the report, from all substantive aspects and no detrimental change occurred to them since the reporting date. RVB fully and accurately complied with all the reporting obligations applying to it under the provisions of any law, except where this has no significant effect on RVB.

5.15
The description of RVB’s business as described in RVB’s annual reports on Form 20-F, as published on the Edgar database on June 29, 2010, and the other reports of RVB which were published by RVB from June 29, 2010 until the date of execution of this Agreement, include a proper description of the company’s business as of the date of the report, from all substantive aspects and there was no detrimental change to them since the reporting date. The aforesaid reports were drawn up pursuant to the reporting obligations applying to the company in relation to these reports.

5.16
The consolidated (audited) financial statements of RVB as of December 31, 2009, as submitted to the SEC within the scope of RVB’s annual reports on Form 20-F and published on the Edgar database on June 29, 2010, were drawn up according to the relevant accounting requirements and according to the rules and by-laws enacted by the SEC, as set forth in these reports, and they fully and accurately reflect, from every substantive aspect, as of the date they were drawn up, the financial state of RVB, its assets and liabilities, the results of its activities, the changes in its equity capital and cash flow to the period ending on that date. There was no detrimental significant change to the financial state of RVB, its assets and liabilities, the results of its activities, its equity capital and cash flow since December 31, 2009.

The Seller undertakes by no later than February 15, 2011 to furnish Greenstone with the consolidated audited financial statements of RVB as of December 31, 2010. These reports shall be drawn up according to all the relevant accounting requirements and pursuant to the rules and by-laws enacted by the SEC, as set forth in these reports, and shall fully and accurately reflect, from every substantive aspect, as of the date of their being drawn up, the financial state of RVB, its assets and liabilities, the results of its activities, changes in its equity capital and cash flow as of the period ending on that date.

5.17
RVB is in compliance and did not perform any breach, from every substantive aspect, of any requirements in the law, regulations and other provisions applying to it, both in Israel and in foreign countries. RVB did not receive any notice of any breach of any requirements in the law, regulations and other provisions applying to it, either in Israel or in foreign countries, which could have a significant impact on RVB.

5.18
Except as set forth in the reports of the company to the SEC, and except as set forth in  Appendix 5.18, there are no pending significant claims or significant legal proceedings and/or to the Seller’s best knowledge, there are no investigations of any of the State’s authorities or the authorities of the United States, including the SEC, FINRA, OTCBB, the Securities Authority of any kind whatsoever, either in Israel or abroad,  against RVB and/or its managers and/or its directors, in their position as such managers or directors, before the courts, the bailiff’s office, before an arbitrator or before any administrative authority or any regulators whatsoever; (b) no judgments were handed down against RVB which have not yet been executed and no attachments whatsoever were imposed on RVB and (c) there are no pending legal proceedings and/or bailiff’s office proceedings filed by RVB against others. In this Section, the company means the company and any other significant subsidiary of the company.

5.19
As of the date of execution of this Agreement by the Parties, RVB filed with all the tax authorities, including income tax, value added tax and national insurance in Israel and if relevant, outside of Israel, the declarations and reports which are required to be filed under the provisions of any law. All the amounts which RVB should have deducted at source under the provisions of any law, including in respect of payments performed to employees and/or any third party whatsoever were deducted and duly transferred to the authorities. RVB has no significant debt to the tax authorities in respect of which no contribution was performed in RVBs financial statements. RVB is unaware of any contention or demand on the part of the tax authorities in connection with any significant tax liability whatsoever of RVB.

RVB is not connected to or involved in any arrangement or agreement whatsoever with any of the tax authorities likely to affect in the future the tax which applies to it.

RVB has tax assessments on income which are considered to be final up to 2006.

5.20
The Board of Directors of RVB, as of the date of execution of this Agreement appointed the following persons: Aviv Tzidon, Nir Dor, Avraham Gilat, Yair Green, Uri Manor, Yonatan Regev (external director), Alicia Rotbard (external director), Avraham Toledano and Avraham Zamir. Upon acquisition of the Controlling Shares, Avraham Gilat, Yair Green and Uri Manor shall resign from RVB’s Board of Directors.

5.21
The amount of cash in RVB’s coffers amounts to at least 31,500,000 United States Dollars (hereinafter, “RVB’s Cash”). RVB’s Cash is deposited in full in dollar deposits in banks in Israel. Commencing on the date of sale of RVB’s operations to Elbit Systems Ltd. on November 19, 2009, RVB’s cash balances were deposited solely in dollar deposits in banks in Israel. RVB has no property, except for the dollar deposits in banks in Israel, since November 19, 2009.

5.22
Except for the agreement for services between Aviv Tzidon and RVB (hereinafter, the “Consulting Agreement”), Aviv Tzidon, companies held by him or anyone on his behalf is not entitled directly or indirectly to any right to receive any payment or benefit or right whatsoever from RVB, and as part of this Aviv Tzidon, companies held by him or anyone acting on his behalf is not entitled to any management fees and there are no debit balances of RVB for Aviv Tzidon, companies held by him or anyone acting on his behalf. The Consulting Agreement shall be rescinded on the Closing Date.

5.23
To the best knowledge of the Seller, there is no restriction or impediment or condition pursuant to the documents of incorporation or under any other agreement to which RVB is a party and/or any undertaking which RVB assumed with respect to any party whatsoever, including the public, of any change in RVB’s area of business and entry into any area of business whatsoever.

5.24	A.O. Tzidon has no creditors.

5.25
The Seller undertakes to do its utmost to acquire, within the period stated in Section 2.9 above, RVB’s Additional Shares, in such manner that it shall hold 57.5% of the voting rights and issued and paid up share capital in RVB, on the aforesaid date, without the effect of the Treasury Stock (hereinafter, the “Additional Shares”). The Additional Shares shall also be encumbered in favor of the Purchaser, according to the provisions of Section 2.5.

Furthermore, the Seller undertakes in the course of the Option Period to provide Greenstone with information about the quantity of shares acquired as aforesaid immediately after its acquisition thereof.

5.26	The Trial Balance shall fully and accurately reflect, as of the Closing Date, the assets and liabilities of RVB, including contributions to contingent liabilities.

5.27	The Seller shall furnish Greenstone with all the information significant to Greenstone in connection with RVB.

5.28
The representations and undertakings stated in this Section 5 above shall be correct and complete as of the date of execution of this Agreement until the Closing Date (inclusive), unless expressly stated otherwise.

6.	Undertakings in the Interim Period

6.1
The Seller hereby undertakes to Greenstone that in the period commencing on the date of execution of this Agreement until the date of full payment of the Loan or the Closing Date (hereinafter, the “Interim Period”) to do its utmost and subject to the provisions of any law, as a shareholder, to bring about the following:

6.1.1
No change to the share capital structure shall be performed in RVB and without derogating from the generality of the above, no allotment of capital securities shall be performed (including shares, options or debentures convertible to securities), except for an allotment of shares deriving from the realization of the convertible securities existing on the date of execution of this Agreement, all without obtaining Greenstone’s prior written consent.

6.1.2	No act to commence business activity or other activity shall be performed which will or is likely to cause RVB’s Cash to fall below 31.5 Million United States Dollars.

6.1.3
Beyond the liens registered on the date of execution of this Agreement, none of the significant assets of RVB or companies under its control directly and/or indirectly, shall be encumbered or pledged in any manner whatsoever (negative pledge), without obtaining Greenstone’s prior written consent.

6.1.4
No undertaking to perform a “distribution”, as defined in the Companies Law, 5759-1999 in RVB shall be performed, declared or taken, as long as a written notice has not been delivered by Greenstone on non-exercise of the Option or the expiration of the Option Period. After the expiration of the Option Period (and subject to the Option not having been exercised) or the date on which the written notice on non-exercise of the Option was sent by Greenstone, the aforesaid restriction shall not apply, provided that the amount of the dividend to be received on account of the Encumbered RVB Shares shall serve for the purpose of payment of the Loan, as stated in Section 2.3 above. No transactions shall be performed in RVB with interested parties (as this term is defined in the Companies Law, 5759-1999) and no payment shall be paid to such interested parties without obtaining Greenstone’s prior written consent, except pursuant to agreements existing on the date of execution of this Agreement, set forth in Section 5.22 above.

6.1.5	No undertaking in RVB shall be taken, and no undertaking shall be taken by entities as stated from any financing entity whatsoever, without obtaining Greenstone’s prior written consent.

6.1.6
To do its utmost and subject to the provisions of any law to enable an observer on behalf of Greenstone to participate at all the meetings of the Board of Directors of RVB (the “Observer”), including receipt of invitations to meetings of the Board of Directors and information a director is entitled to obtain.

6.2	A.O. Tzidon undertakes in the course of the Interim Period not to perform in relation to itself any of the acts set forth in Section 6.1 above, mutatis mutandis.

7.	Confidentiality

The Parties hereby undertake to keep the content of this Agreement, including its Appendices, confidential, subject to any duty of disclosure imposed on them under the provisions of any law. Reporting on this Agreement shall be coordinated between the Parties prior to publication thereof, wherever possible.

8.	Taxes

Each Party to this Agreement shall bear any tax imposed on it under the provisions of any law in respect of performance of this Agreement.

Tax shall be deducted at source from any payment which under the provisions of any law is subject to the duty to deduct tax at source, unless prior to the payment date the payee was given a valid certificate from the Tax Authority on an exemption from deduction of tax at source.

9.	Indemnity

9.1
The Seller shall indemnify Greenstone for any damage and/or loss and/or expense incurred by Greenstone in the event that any of the Seller’s representations in Section 5 above inclusive of its Appendices, is incorrect or erroneous, including and without derogating from the generality of the above, a deviation from the representations and/or in consequence of a claim filed against RVB whose cause of action is prior to the Closing Date and/or in consequence of any tax liability or other payment to any authority in Israel and/or abroad which applies to RVB whose cause of action is prior to the Closing Date. For the removal of doubt, it is clarified that the above shall also apply in respect of a claim or tax liability and/or other payment which were known on the date of execution of this Agreement.

9.2
It is hereby agreed that the Seller shall not be obligated to indemnify in respect of any damage and/or loss and/or expense as stated in Section 9.1 above (heretofore and hereinafter, “Damage”) in respect of which a notice was sent to the Seller after the expiration of 18 months from the Closing Date.

9.3
Notwithstanding the provisions of Section 9.1 above, the indemnity shall not apply to Greenstone except above a cumulative indemnity floor in the amount of 50,000 United States Dollars (the “Floor Amount”).

9.4
Where the amount of Damage exceeded the Floor Amount, the Damage shall be paid by the Seller, including the Floor Amount until a cumulative amount which shall not exceed in any event 1.5 Million Dollars (the “Ceiling Amount”), and this shall be the sole remedy, and beyond this, the Purchaser or anyone on its behalf shall have no claim or demand against the Purchaser or anyone on its behalf in connection with the above.

9.5
It is clarified that the amount of Damage shall be calculated according to the rate of RVB Shares sold out of the voting rights on the Closing Date, with this amount multiplied by the Damage to the Company. The amount of Damage shall be calculated after a set-off of all amounts from which RVB is indemnified from third parties, such as insurance.

9.6	The restrictions set forth in Section 9.2 to Section 9.5 above shall not apply in relation to the representations set forth in Sections 5.1-5.3, 5.5-5.7 and 5.11-5.13.

9.7	The provisions of this Section 9 shall apply commencing on the Closing Date.

10.	Applicable Law and Jurisdiction

10.1	This Agreement and the interpretation thereof shall be governed by the laws of the State of Israel only.

10.2	The exclusive place of jurisdiction for the purpose of this Agreement shall be the relevant court in the district of Tel Aviv – Jaffa.

11.	Miscellaneous

11.1
A delay or abstinence on the part of any of the Parties in exercising or enforcing any of its rights under this Agreement shall not be regarded as a waiver or impediment on its part from exercising its rights in the future, and it may exercise all or part of its rights at any time it sees fit.

11.2	No waiver, concession, extension, modification, addition or derogation from this Agreement or hereunder shall be valid unless made in writing and signed by all the Parties to this Agreement.

11.3
The addresses of the parties are as set forth in the Preamble to this Agreement. Any notice sent by one Party to the other Party under or in connection with this Agreement shall be sent by registered mail or shall be personally delivered or sent by facsimile. A notice personally delivered shall be deemed to have reached the addressee on the date of actual delivery on condition it is a Business Day. A notice transmitted by facsimile shall be deemed to have reached the addressee on the date of actual transmission, on condition that it is a Business Day and the person transmitting the notice is in possession of evidence on the fact of transmission. A notice sent by registered mail shall be deemed to have reached the addressee within 3 Business Days after the date of having been mailed.

In witness whereof the Parties have executed this Agreement:

____________________ Greenstone Ltd. _____________________ A.O. Tzidon (1999) Ltd.	__________________________ Aviv Tzidon